ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated January 31, 2007

Yield Optimization Notes with Contingent Protection

UBS AG, Jersey Branch

Investment Description

Yield Optimization Notes with Contingent Protection are notes issued by UBS AG (“UBS”) with returns linked to equity securities. Yield Optimization Notes with Contingent Protection are structured to optimize yield within a specified range and are designed for investors with moderate to high risk tolerances. If the market price of the applicable underlying securities never closes below a specified trigger price during the term of your Notes, you will receive your principal in cash in addition to quarterly coupon payments, as specified below. If the market price of the applicable underlying securities closes below the specified trigger price on any trading day during the term of your Notes, you will receive one share of the underlying securities per Note. Investing in Yield Optimization Notes with Contingent Protection involves significant risks, including potential loss of principal.

Note Offerings

We are offering four different Yield Optimization Notes with Contingent Protection. Each is linked to a different equity security with a different coupon rate. The performance of each series of Notes will not depend on the performance of any other series of Notes. The Notes are principal protected under limited circumstances.

Underlying Securities	Coupon per annum[1] (paid quarterly)

Common stock of Caterpillar Inc.	7.75% to 8.75%

Common stock of Dell Inc.	9.25% to 10.25%

Common stock of Motorola, Inc.	9.25% to 10.25%

Common stock of Schlumberger Limited	10.50% to 11.50%

Features

Enhanced Income Solutions

❑

Enhanced coupons with either a return of principal or common stock at maturity. Coupon payments are designed to compensate you for the risk that you may receive shares worth less than your principal at maturity if contingent protection is eliminated.

❑

Contingent protection feature protects your principal as long as the market price of the Underlying Security never closes below the Trigger Level. If the contingent protection is eliminated, you will receive shares of the Underlying Security at maturity instead of cash. The shares that you receive may be worth more or less than your principal

❑	If you receive shares of the Underlying Security at maturity, the coupon payments allow you to outperform a comparable direct investment in the Underlying Security.

❑	Your choice of four offerings to meet your portfolio needs

Common Terms for Each Note

Issuer	UBS AG, Jersey Branch (AA+/Aa2)[2]

Principal Amount per Note	Equal to the Initial Price of the applicable Underlying Securities

Term	1 year

Payment at Maturity	If the market price of the applicable Underlying Securities never closes below the Trigger Price on any trading day during the Observation Period, you will receive:

your principal in cash.

If the market price of the applicable Underlying Securities closes below the Trigger Price on any trading day during the Observation Period, you will receive:

one share of the applicable Underlying Securities for each of your Notes.

In this case the notes are not principal protected. The value of the shares you receive may be worth more or less than your principal and may be worthless.

Initial Price	The market price of the applicable Underlying Securities on the trade date

Trigger Price	75% of the Initial Price

Observation Period	The period starting on the trade date and ending on, and including, the final valuation date

Trade Date[3]	February 21, 2007

Settlement Date[3]	February 28, 2007

Final Valuation Date[3]	February 21, 2008

Maturity Date[3]	February 28, 2008

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated January 31, 2007. We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you of any material changes to the terms of the Notes.

Notes: 1 The Coupon will be set on the trade date. 2 The Issuer is rated AA+ by Standard & Poor’s and Aa2 by Moody’s. A security rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.3 In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Underlying Securities Issuer Descriptions

Caterpillar Inc.: According to publicly available information, Caterpillar Inc. operates three principal lines of business: machinery, engines and financial products. Caterpillar’s common stock is listed on the Chicago Stock Exchange, New York Stock Exchange and the Pacific Exchange, Inc under the ticker symbol “CAT.”

Dell Inc.: According to publicly available information, Dell Inc. designs, develops, manufactures, markets, sells and supports a range of computer systems and services that are customized to customer requirements. Dell’s common stock is listed on the Nasdaq Stock Exchange under the ticker symbol “DELL.”

Motorola, Inc.: According to publicly available information, Motorola, Inc. builds, markets and sells products, services and applications that enable telephony, data and video. Motorola’s common stock is listed on the Chicago Stock Exchange and the New York Stock Exchange under the ticker symbol “MOT.”

Schlumberger Ltd.: According to publicly available information, Schlumberger Ltd. is an oilfield services company that supplies technology, project management and information solutions. Schlumberger’s common stock is listed on the New York Stock Exchange under the ticker symbol “SLB.”

Determining the Payment at Maturity for Each Note

No

You will receive your principal in cash.

Final Valuation Date

Trade Date

Record

Trigger Price of

your Note

Did the market

price of the

Underlying

Securities close

below the

Trigger Price

during the

Observation

Period?

Yes

You will receive one share of the applicable Underlying Securities for each of your Notes.

In this case the notes are not principal protected. The value of the shares you receive may be worth more or less than your principal and may be worthless.

Investor Suitability

The Notes may be suitable for you if:

w	You believe the market price of the applicable Underlying Securities will not appreciate by more than the value of the Coupons paid on the Note.

w	You believe the market price of the applicable Underlying Securities will not close below the Trigger Price during the Observation Period.

w	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the applicable Underlying Securities if the contingent protection is eliminated.

w	You are willing to receive shares of the applicable Underlying Securities at maturity.

w	You are willing to accept the risk of fluctuations in the market price of the applicable Underlying Securities.

w	You are willing to invest in the Notes based on the range indicated for the Coupon (the actual Coupon will be determined on the trade date).

w	You are willing to hold the Notes to maturity.

The Notes may not be suitable for you if:

w	You believe the market price of the applicable Underlying Securities will appreciate by more than the value of the Coupons paid on the Note.

w	You believe the market price of the applicable Underlying Securities may close below the Trigger Price during the Observation Period.

w	You are not willing to receive shares of the applicable Underlying Securities at maturity if the contingent protection is eliminated.

w	You are not willing to accept the risks of owning equities in general and the applicable Underlying Securities in particular.

w	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

w	You are unable or unwilling to hold the Notes to maturity.

w	You seek an investment for which there will be an active secondary market.

w	You seek an investment that is 100% principal protected.

Key Risks

w

Principal protection ONLY in limited circumstances—Your principal will be protected only if the market price of the applicable Underlying Securities never closes below the Trigger Price on any trading day during the Observation Period and the Notes are held to maturity.

w

Market Risks—If the market price of the applicable Underlying Securities closes below the Trigger Price on any trading day during the Observation Period, you will be fully exposed to any decline in the market price of the applicable Underlying Securities over the term of the Notes. Accordingly, if the market price of the applicable Underlying Securities closes below the Trigger Price on any trading day during the Observation Period and the market price of the applicable Underlying Securities on the final valuation date is below the Initial Price, you will receive shares of the applicable Underlying Securities worth less than the Principal Amount of your Notes or that may be worthless. If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.

w

There may be little or no secondary market for the Notes—The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

w

Owning the Notes is not the same as owning the applicable Underlying Securities—The return on your Notes may not reflect the return you would realize if you actually owned the applicable Underlying Securities. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the applicable Underlying Securities. Furthermore, the applicable Underlying Securities may appreciate substantially during the Observation Period and you will not profit from such appreciation unless the market price of the applicable Underlying Securities closes below the Trigger price at least once during the Observation Period.

Investors are urged to review “Risk Factors” in the preliminary prospectus supplement related to this offering for a more detailed description of the risks related to an investment in the Notes.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-657-9836.